Exhibit 99.1

NET Serviços de Comunicação S.A. Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001 -65 Company Registry (NIRE): 35.300.177.240 Publicly-Held Company Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

SPECIAL MEETING OF HOLDERS OF OUTSTANDING PUBLICLY-HELD SHARES

CANCELLATION NOTICE

The holders of outstanding publicly-held shares issued by NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Company”) are hereby informed of the cancellation of the special shareholders’ meeting of holders of outstanding publicly-held shares that was scheduled for July 17, 2012, at 11 a.m., at the Company’s headquarters, at Rua Verbo Divino, nº 1.356, 1º andar, in the City and State of São Paulo.

The cancellation of the special shareholders’ meeting of holders of outstanding publicly-held shares was approved by the Company’s Board of Directors in a meeting held on July 11, 2012 and made public in a Statement of Material Fact on the same date.

As a result of the cancellation of the special shareholders’ meeting of holders of outstanding publicly-held shares, the Call Notice published in Diário Oficial do Estado de São Paulo and Valor Econômico newspapers on June 27, 28 and 29, 2012 has been withdrawn and is no longer valid.

São Paulo – SP, July 13, 2012

Oscar Von Hauske Solis

Chairman of the Board of Directors